Agreement

This agreement (this "**Agreement**"), effective as of May 15, 2020 (the "**Effective Time**"), is by and between Urbanx Global Investors, LLC, a Delaware limited liability company (the "**Company**") providing services as set forth in Section 1 and MedicaMetrix LLC, a Delaware limited liability company (the "**Service Recipient**").

WHEREAS, Service Recipient was formed on May 13, 2020 with the Company as one of its owners;

WHEREAS, the Service Recipient wishes to engage the Company to provide certain operational, management, financial, staffing, technical, logistics, administrative and other support services on the terms set out herein as it has not yet grown to a size where it is able to operate independently;

WHEREAS, Company desires to provide such services to the Service Recipient on the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Service Recipient (hereinafter, collectively the "**Parties**", and each, individually, a "**Party**") agree as follows:

1. Provision of Services.

1.1 Agreement to Provide Services. Upon the terms and subject to the conditions contained herein, the Company hereby agrees to provide to the Service Recipient the services ("**Services**") set forth in Section 1.2. Each of the Services shall be provided and accepted in accordance with the terms, limitations and conditions set forth herein.

1.2 Scope of Services. The Services provided under this Agreement shall include the following:

(a) Operational, Management and Administrative Services. Secondment of executives for general management, investor relations, business plan, strategy, business processes, and organization development.

(b) Legal. Legal services include drafting and reviewing contracts, agreements and other documents, legal consultation and opinions, maintaining corporate books and records, litigation management, regulatory compliance and structuring and other advice for mergers and acquisitions.

(c) Tax. Tax services include tax support and tax compliance services as may be necessary to ensure that the Service Recipient complies with applicable tax laws and tax consulting services relating to research and planning.

(d) Accounting and Financial Statements/Periodic Reports. Accounting services include accounting support services to assist in the maintenance of a system of

accounting for the Service Recipient and the preparation of audited and unaudited balance sheets, statements of income and results of operations and cash flows.

(e) Human Resources. HR services include secondment of staff, their related benefits, payroll processing, providing staff for special projects, assistance with staffing and recruitment, training,employee development, and advice and establishment of policies for employee compensation and benefits.

(f) Information and technology. IT services include management and maintenance of IT resources and staffing to support IT needs, management of information security and communications systems, database support, disaster recovery, support of core systems, support of maintenance contracts, equipment and software, and organization of an IT helpdesk.

(g) Insurance Management. Insurance services include evaluation of insurance needs, policies and risks, management of brokers, placement of coverages, supervision over claims and support of compliance functions.

(h) Purchasing. Company may perform the purchasing function from time to time to be reimbursed at actual cost.

(i) Financial and Technical. To support Service Recipient's efforts to raise funds from a wide range of private, institutional and retail sources. Help identify offshore design and development partners.

(j) Sales, Marketing and Distribution. To support development of world-wide sales, marketing and distribution capabilities.

(k) Global Distribution and Logistics. The Company will assist Service Recipient with development of a global distribution and logistics hub in the Netherlands or other suitable EU-based location.

(l) India Presence and Capabilities. The Company will assist Service Recipient with development of the following capabilities in India:

- Licensing and regulatory support
- Manufacturing and production facilities
- Clinical study and Clinical Research Organization capabilities to support planning and execution of FDA and EU compliant studies
- Global regulatory expertise
- Design and engineering expertise to support creation of commercial-ready, world-class products
- Hardware and software development and support capabilities
- Sales, marketing and distribution capabilities to serve the India market

(m) Special Projects. The Parties may from time to time agree that Company shall perform special projects for the Service Recipient and in such case the requirements for such Services shall be embodied in a writing signed by both Parties referencing this Agreement.

2. Charges and Payment.

2.1 Charges. Service Recipient agrees to bear and to pay the Direct Costs (defined below) incurred by the Company in providing the Services plus a Management Fee (defined below) as compensation for the lost opportunity cost of employing Company's resources on behalf of Service Recipient. Costs shall be allocated to Service Recipient under Section 2.2.

(a) Direct Costs. "Direct Costs" means the sum of all internal and external costs incurred by the Company in providing the Services including, but not limited to, allocable salaries and wages, incentives, paid absences, payroll taxes, health care and retirement benefits, direct non-labor costs and similar expenses, and reimbursement of out-of-pocket third party costs and expenses.

(b) Management Fee. Service Recipient shall pay Company a monthly management fee (the "Management Fee") beginning January 1, 2021, calculated as follows. The initial Management Fee shall be set at $30,000 per month as an estminated level of management support provided by the Company on behalf of the Service Recipient in the recent past and as anticipated in the immediate future. The Management Fee shall be keyed to the amount of Direct Costs actually billed for the month of January 2021. The monthly Management Fee shall be revised on a quarterly basis to reflect the changes in the Direct Costs actually incurred in the prior quarter so that if the monthly Direct on average in a quarter Costs rise or fall from the January 2021 Direct Costs the Management Fee will be adjusted proportionally to such change. For example, if the average Direct Costs for the second quarter of 2021 are 10% lower than the January 2021 Direct Costs, the monthly Management Fee for the third quarter would be proportionally decreased by 10% to $27,000. Similarly, if the Direct Costs were increased by 10%, the Management Fee would be increased by 10% to $33,000 per month.

2.2 Payment.

(a) The Company shall submit a statement to Service Recipient in its discretion either monthly or quarterly with respect to the amount of Direct Costs and Management Fee payable by Service Recipient for such month or quarter (a "**Statement**"). Each Statement shall set forth in reasonable detail Direct Costs incurred and the appropriate Management . Unless Service Recipient disagrees as to the amounts payable, full payment for all Services as set forth in the Statement (less any applicable withholding taxes) shall be made no later than 30 calendar days following receipt of the Statement; provided, however that Company may in its sole election agree to defer such payment and in such case no such deferral shall be deemed a waiver of Service Recipient's obligation to pay the amount on such Statement in full when requested by Company. Payment shall be made in U.S. dollars. In the event of any disagreement

between the Company and Service Recipient with respect to any Statement or any amounts owed thereunder, the Company and the Service Recipient agree to negotiate in good faith to resolve such dispute.

(b) The Company and the Service Recipient shall make adjustments to charges as required to reflect the discovery of errors or omissions or changes in the charges.

3. Taxes.

3.1 Sales Tax and VAT. The Service Recipient will be liable for and will reimburse the Company or pay, as applicable, any applicable sales, value added or similar taxes with respect to the Services provided pursuant to this Agreement. The Service Recipient will not be responsible for any other taxes, assessment, duties, permits, tariffs, fees or other charges of any kind, including, but not limited to, taxes based on the Company's income or equity and withholding taxes imposed on the Company.

3.2 Withholding Tax. If the Service Recipient is required to withhold from any amount owed to the Company for which the Company is responsible, the amount withheld shall be subtracted from the amount owed by the Service Recipient and the Company will receive the amount remaining after the tax withheld.

4. Accounting. The Company shall maintain accounting records of all services rendered pursuant to this Agreement and such additional information as the Service Recipient may reasonably request for purposes of their internal bookkeeping and accounting operations.

5. Independent Contractor.

5.1 No Partnership or Joint Venture. In performing services pursuant to this Agreement, the Company will be an independent contractor of Service Recipient and this Agreement will not be deemed to create a partnership, joint venture or other arrangement between the Parties.

5.2 Company Employees. The employees or agents of the Company shall not be deemed or construed to be the employees, agents or partners of the Service Recipient for any purposes whatsoever, even when seconded to the Service Recipient.

5.3 No Signature Authority. The Company and the Company's personnel or agents, when acting as the Company's personnel or agents (and not acting as an officer or director of the Service Recipient, for which such person may also have such a role which is not intended to be affected by this provision) shall not enter into contracts on behalf of, or execute contracts as employees or agents of any Service Recipient, or bind any Service Recipient in any manner, written or oral, express or implied.

6. Indemnification. The Service Recipient shall indemnify, defend and hold harmless the Company and its officers, directors, employees, agents and representatives from and against any and all losses, liabilities, claims, damages, actions, fines, penalties, expenses or costs (including

court costs and reasonable attorneys' fees) suffered or incurred by the Company relating to any claim of a third party arising from or in connection with the Company's performance or non-performance of any covenant, agreement or obligation of the Company hereunder, other than by reason of the Company's gross negligence, willful misconduct or bad faith. This section 6 shall survive any termination or expiration of this Agreement.

7. Limitation of Liability. Notwithstanding any other provision of this Agreement and except for liability caused by the Company's gross negligence, willful misconduct or bad faith, (i) no Party nor their respective directors, officers, employees and agents, will have any liability to the other Party, or their respective directors, officers, employees and agents, whether based on contract, warranty, tort, strict liability, or any other theory, for any indirect, incidental, consequential, or special damages, and (ii) the Company, as a result of providing an Services pursuant to this Agreement, shall not be liable to the Service Recipient for more than the cost of the Services related to the claim or damages.

8. Term and Termination.

8.1 Term of Services. The term of this Agreement shall be one (1) year beginning as of the Effective Time, provided that such term shall renew automatically for successive terms of one (1) year unless the Company provides notice to the other parties hereto that this Agreement shall not be renewed at least fifteen days prior to the expiration of any one-year term.

8.2 Termination by the Company. The Company may terminate this Agreement, or any part of this Agreement, at any time upon sixty days prior notice to Service Recipient.

8.3 Termination by Service Recipient. The Service Recipient may terminate its participation in this Agreement, or any part of this Agreement, by providing notice to the Company at any time upon at least sixty days prior notice to Company. In the event of any termination with respect to one or more, but less than all, Services, this Agreement shall continue in full force and effect with respect to any Services not terminated hereby.

9. General Provisions.

9.1 Assignment. No Service Recipient shall assign or transfer its rights and obligations hereunder in whole or in part without the prior written consent of the Company.

9.2 Successor and Assigns. This Agreement is binding on and inures to the benefit of the Parties to this Agreement and their respective permitted successors and permitted assigns.

9.3 Amendments. No amendment to this Agreement shall be effective unless it is in writing and signed by the Company and the Service Recipient.

9.4 No Third-Party Beneficiaries. Except for the right of the Company's officers, directors, employees, agents and representatives to enforce their rights to indemnification under Section 6, this Agreement benefits solely the Parties to this Agreement and their

respective permitted successors and assigns and nothing in this Agreement, express or implied, confers on any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.5 Confidential Information. All non-public, confidential or proprietary information of the Service Recipient ("**Confidential Information**") is confidential and solely for the Company's use in performing this Agreement. This Section shall not apply to information that is: (a) in the public domain; (b) known to the Company at the time of disclosure; or (c) rightfully obtained by the Company on a non-confidential basis from a third party.

9.6 Cooperation. The Service Recipient will provide all information that the Company reasonably requests for performance of services pursuant to this Agreement, and the Service Recipient will cooperate with any reasonable request of the Company in connection with the performance of services pursuant to this Agreement.

9.7 Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement.

9.8 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

9.9 Governing Law. This Agreement, including all exhibits, schedules, attachments and appendices attached to this Agreement and thereto, and all matters arising out of or relating to this Agreement, are governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware.

9.10 Waiver. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

9.11 Notices. All correspondence or notices required or permitted to be given under this Agreement shall be in writing, in English and addressed to the other Party at its address set out below (or to any other address that the receiving Party may designate from time to time). Each Party shall deliver all Notices by personal delivery, nationally recognized overnight courier (with all fees prepaid), facsimile or e-mail (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective only (a) upon receipt by the receiving party and (b) if the party giving the Notice has complied with the requirements of this Section. Such communications must be sent to the respective parties at

the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.11):

If to Company:	Urbanx Global Investors, LLC 111 Montvale Road Weston, MA 02493 E-mail: satish@urbanxid.com Attention: CEO
If to Service Recipient:	MedicaMetrix, LLC 600 Suffolk Street Suite 250 Lowell, MA 01854 E-mail: rrudelius@medicametrix.com Attention: CEO

9.12 Entire Agreement. This Agreement, including and together with any related exhibits, schedules, attachments and appendices, constitutes the sole and entire agreement of the Company and the Service Recipient with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, regarding such subject matter.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth above.

URBANX GLOBAL INVESTORS, LLC	MEDICAMETRIX, LLC
DocuSigned by: Satish Vankayalapati 5F6C2E21E67C495...	
By__________________	By__________________
Name: Satish Vankayalapati	Name:
Title: CEO	Title: